FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2007

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS

Document 1                 News Release dated July 3, 2007
Document 2                 Material Change Report dated July 3, 2007


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


                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
             711 - 675 WEST HASTINGS STREET, VANCOUVER, B.C. V6B 1N2
                      (604) 685-2222 *FAX: (604) 685-3764


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
JULY 3, 2007

                                PRIVATE PLACEMENT

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $600,000 through the sale of approximately 2,400,000 units at a price of $0.25 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions.


AMADOR GOLD CORP.
On behalf of the Board of Directors

/S/ RICHARD HUGHES
---------------------
    RICHARD HUGHES
    PRESIDENT


For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com to see SMARTSTOX INTERVIEWS with the Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  July 3, 2007

ITEM 3.           NEWS RELEASE

                  The press release was issued on July 3, 2007 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it has arranged a private placement for up to $600,000 through the sale of approximately 2,400,000 units at a price of $0.25 per unit.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it has arranged a private placement for up to $600,000 through the sale of approximately 2,400,000 units at a price of $0.25 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

                  In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

                  The proceeds of the private placement will be used for general
                  working   capital,   exploration  on  the  Company's   Ontario
                  properties, current property payments and new acquisitions.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes, President
                  Telephone: (604) 685-2222

ITEM 9.           DATE OF REPORT

Dated at Vancouver, British Columbia this 3rd day of July, 2007.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    July 3, 2007             BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary


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